

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

December 1, 2009

Via Facsimile (310-712-8800) and U.S. Mail

Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067

RE: Zions Bancorporation
Schedule TO-I
Filed November 23, 2009
File No. 005-15790

Dear Mr. Brown:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exchange, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

Offer to Exchange

1.   Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided the summary information required by Item 1010(c)(4). Please also provide in the Offer to Exchange the information required by Item 1010(c)(1), (2), (3) and (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001

supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3).

Cautionary Note Regarding Forward Looking Statements, page v

2.   Please revise to eliminate the statement in the last sentence of this section that the Company "disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements" to reflect future events or developments. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. We note a similar statement in the last sentence of Exhibit (a)(5)(A) of the Schedule TO. Please avoid making such statements in future filings.

Conditions to the Exchange Offer, page 20

3.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not many of the offer conditions have been triggered remains in the "sole judgment" of the Company, the assertion of offer conditions appears to be within the exclusive control of the Company. Since the Company has reserved the right to assert the occurrence of an offer condition for any reason, the Company has created an implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise to include an objective standard, such as a standard of reasonableness, against which the Company's discretion may be judged. Please also revise to provide greater specificity regarding the "anticipated benefits" referenced in the third bullet point on page 21.

4.   We note the disclosure in the first paragraph of this section where the Company states that it will not be required to accept for exchange Depositary Shares validly tendered pursuant to the Exchange Offer if certain listed conditions have not been satisfied. As the bidder, the Company has the right to waive any listed Exchange Offer condition. However, if a condition is "triggered," the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company's understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company's understanding in your response letter.

5.   We note the representation that the Company may assert the conditions, including any inaction or inaction by the Company giving rise to any condition. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions